Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, Canada L3R 5H6

September 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edesa Biotech, Inc.

Registration Statement on Form S-3 (File No. 333-288966)

Filed on July 25, 2025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Edesa Biotech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on September 9, 2025, or as soon as practicable thereafter.

Please call Tracy Buffer of Lowenstein Sandler LLP at (973) 597-2434 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

EDESA BIOTECH, INC.

By: /s/ Peter Weiler
Name: Peter Weiler
Title: Chief Financial Officer